UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2013.

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	2 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On June 19, 2013, Stratasys Ltd. ( the “Company”), Baccio Merger Corporation, Baccio Corporation, Cooperation Technology Corporation, (the direct parent company of MakerBot Industries, LLC, its wholly-owned subsidiary) (such parent company being referred to hereinafter as “MakerBot”) and Shareholder Representative Services, LLC, as Seller Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the combination of privately held MakerBot with a subsidiary of the Company in a stock-for-stock transaction.

Pursuant to the terms of the Merger Agreement, the Company will initially issue approximately 4.76 million of its ordinary shares to MakerBot’s existing stockholders in exchange for 100% of the outstanding capital stock of MakerBot, as a result of which MakerBot will become an indirect wholly-owned subsidiary of the Company.  MakerBot stockholders and certain employees may also qualify for performance-based earn-outs that provide for the issuance of up to an additional 2.38 million Company ordinary shares through the end of 2014. Those payments, if earned, may also be paid in cash (in an amount reflecting the value of the Company ordinary shares that would have otherwise been issued at the relevant earn out determination date), or a combination of Company ordinary shares and cash, at the Company’s discretion.

Under the Merger Agreement, consummation of the merger is subject to regulatory approvals and other customary closing conditions.

The above description is a summary of the material terms of the Merger Agreement.  Shareholders and investors are encouraged to review the Merger Agreement itself, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (“Form 6-K”), and which is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1

Agreement and Plan of Merger, dated as of June 19, 2013, 2012, by and among Stratasys Ltd., Baccio Merger Corporation, Baccio Corporation, Cooperation Technology Corporation, and Shareholder Representative Services LLC, as Seller Representative

The contents of this Form 6-K (including Exhibit 99.1 hereto) are incorporated by reference into the Company’s registration statement on Form S-8, SEC file number 333-185240, filed by the Company with the SEC on December 3, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: June 24, 2013	By:	/s/ David Reis

Name: David Reis
Title: Chief Executive Officer